Exhibit 99.15
Notice to ASX/LSE
Update on Oyu Tolgoi underground project

16 July 2019

Rio Tinto is today providing an update on the schedule and cost of the Oyu Tolgoi underground project (‘the Project’) in Mongolia.

The Project continued to progress in 2019 towards its path to become one of the largest copper mines in the world.

Since February, key below ground infrastructure such as the control room facility and the jaw crusher system are now complete and construction of shafts 3 and 4 is progressing well. The commissioning of shaft 2 remains on track for October 2019.

As previously advised, enhanced geotechnical information and data modelling suggests that there may be some stability risks identified with the approved mine design and so a number of other mine design options are also under consideration to complete the Project. Studies to date indicate that these options may result in some of the critical underground infrastructure, such as the mid-access drive and the ore handling system, being relocated or removed. Options relating to the sequence of crossing the panel boundaries during mining operations are also being analysed.

These options are being evaluated to determine the final design of the first panel of mining, “Panel 0”, and this work is anticipated to continue until early 2020. Given the further technical work which is needed, the Definitive Estimate, which will include the final estimate of cost and schedule for the remaining underground project, is now expected to be delivered in the second half of 2020, reflecting the preferred mine design approach.

All options under consideration present a pathway to sustainable first production, and have different cost and schedule implications. To date, these have been defined to a level of accuracy associated with a Conceptual Study or Order of Magnitude Study, and, therefore, significantly more work is required to complete the final assessment.

Preliminary information now suggests that, depending on which mine design options are adopted, first sustainable production could be achieved between May 2022 and June 2023, a delay of 16 to 30 months compared to the original feasibility study guidance in 2016. This range includes contingency of up to eight months reflecting the unexpected and challenging geotechnical issues, complexities in the construction of shaft 2 and the detailed work still required to reach a more precise estimate1.

Preliminary estimates for development capital spend for the Project, depending on the outcome of the work described above, is now $6.5 billion to $7.2 billion, an increase of $1.2 billion to $1.9 billion from the $5.3 billion previously disclosed1.

1 As described above, the level of accuracy of these estimates is preliminary in nature and subject to a range of variables, including the timing of commissioning of shaft 2, which is currently scheduled for October 2019, in line with previous guidance. The confidence level of these estimates is at a level associated with a Conceptual or Order of Magnitude Study, and further work is required between now and the second half of 2020 to refine the mine design options and study them to a level of confidence and accuracy associated with Feasibility Study quality estimates.

These preliminary ranges incorporate a range of productivity assumptions and remain subject to change prior to completion of the Definitive Estimate.

The company will continue to focus on minimising the impact to project schedule and cost, as it works through the detailed analysis and testing of each mine design option. Although further work is necessary to reach definitive conclusions, Rio Tinto is reviewing the carrying value of its investment in the Project and will announce if any changes are required, in the half year results on 1 August 2019.

Stephen McIntosh, Group executive, Growth & Innovation said “We have made significant progress on a number of key elements in the construction of the underground project during 2019. However, the ground conditions are more challenging than expected and we are having to review our mine plan and consider a number of options.
Delays are not unusual for such a large and complex project but we are very focused as a team on finding the right pathway to deliver this high value project.”

Arnaud Soirat, chief executive, Copper & Diamonds said “Oyu Tolgoi is a world-class ore body and a world-class business that is already producing copper, employing around 16,000 people and benefitting Mongolia through taxes, royalties and significant procurement. We are working with TRQ and the Government of Mongolia to complete the underground, which will unlock the most valuable part of the mine for the benefit of all stakeholders.”

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